ASSIGNMENT AGREEMENT

This Assignment Agreement (the "Agreement") is made and entered into on 7/15/2024 by and between:

Black Sands Anime Co., a Delaware corporation (the "Assignor"),

and

Black Sands First Act Co., a Delaware corporation (the "Assignee").

WHEREAS, Assignor is the owner of all rights, title, and interest in and to the animated series titled "Black Sands: The Anime" (the "Series");

WHEREAS, Assignor wishes to assign certain rights related to the first three (3) episodes of the Series (the "Assigned Content") to Assignee for the purposes of (i) developing, producing, and distributing said episodes, (ii) conducting an equity crowdfunding campaign to finance the production, and (iii) managing the resulting investor relations;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties agree as follows:

1.   ASSIGNMENT OF RIGHTS

1.1 Assignor hereby assigns, transfers, and conveys to Assignee the following limited rights in and to the Assigned Content:

a) All copyrights and rights to copyright registration for the express purpose of producing and distributing the first three (3) episodes of the Series; b) The right to produce and distribute the Assigned Content in its original form; c) All associated goodwill and moral rights to the extent transferable.

1.2 This assignment is strictly limited to the production and distribution of the first three (3) episodes of the Series in their original form and does not include any rights to subsequent episodes, spin-offs, or related content not specifically included in the Assigned Content.

2.   RESERVATION OF RIGHTS

2.1 Assignor expressly reserves all rights not specifically granted to Assignee under this Agreement, including but not limited to:

a) All rights related to episodes 4 and beyond of the Series; b) All rights to create spin-offs, prequels, sequels, derivative works, or other related content based on the Series or the Assigned Content; c) All merchandising rights related to the Series as a whole and the Assigned Content; d) All rights to use the "Black Sands" brand for other projects or media; e) The right to approve any modifications, adaptations, or alterations to the Assigned Content.

3.   RESTRICTIONS ON USE

3.1 Assignee shall not, without prior written consent of Assignor:

a) Create or authorize the creation of any derivative works based on the Assigned Content; b) Use the Assigned Content in any manner not explicitly permitted by this Agreement; c) Transfer any rights granted under this Agreement to any third party.

4.   REPRESENTATIONS AND WARRANTIES

4.1 Assignor represents and warrants that:

a) It is the sole and exclusive owner of all rights in and to the Assigned Content; b) It has the full right, power, and authority to enter into this Agreement and to assign the rights granted herein; c) The Assigned Content does not infringe upon the rights of any third party.

5.   INDEMNIFICATION

5.1 Assignor agrees to indemnify and hold harmless Assignee against any claims, damages, or liabilities arising from a breach of Assignor's representations and warranties.

6.   FURTHER ASSURANCES

6.1 Assignor agrees to execute any additional documents and take any further actions as may be reasonably requested by Assignee to give effect to this Agreement.

7.   GOVERNING LAW

7.1 This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to its conflict of law provisions.

8.   ENTIRE AGREEMENT

8.1 This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements, negotiations, and discussions between the parties relating to it.

9.   AMENDMENTS

9.1 No amendment or modification of this Agreement shall be valid or binding unless made in writing and signed by both parties.

10.   SEVERABILITY

10.1 If any provision of this Agreement is held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

11.   COUNTERPARTS

11.1 This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Black Sands Anime Co.	Black Sands First Act Co.
By: *Manuel Godoy*	By: *Manuel Godoy*
Manuel Godoy, CEO	Title: Manuel Godoy, CEO